1934 Act Registration No. 1- 30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    )

News Release

Contact: Siliconware Precision Industries Co., Ltd. No.45, Jieh Show Rd. Hsinchu Science Park, Hsinchu Taiwan, 30056 www.spil.com.tw	Janet Chen, IR Director janet@spil.com.tw +886-3-5795678#3675 Mike Ma, Spokesperson mikema@spil.com.tw +886-4-25545527#5601

SPIL Shareholders Approved NT$ 3.8 Cash Dividend

Issued by: Siliconware Precision Industries Co., Ltd.

Issued on: 2016/5/16

Taichung, Taiwan, May 16, 2016 — Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”)(Taiwan Stock Exchange: 2325, NASDAQ: SPIL) today held a shareholders’ meeting, at which the shareholders approved the proposal for distribution of 2015 profits.

The major conclusions of this shareholders’ meeting are as follows:

1.	Shareholders approved the amendment to certain articles of the Company’s “Articles of Incorporation”.

2.	Shareholders approved the recognition of the 2015 Business Report and Financial Statements. Consolidated revenue for 2015 was NT$ 82,839,922 thousand, and net income was NT$ 8,762,257 thousand with diluted EPS of NT$ 2.81 per share.

3.	Shareholders approved the recognition of 2015 earnings distribution: A cash dividend of NT$ 2.8 per share will be distributed to the common shareholders.

4.	Shareholders approved the cash distribution to the common shareholders amounted to NT$ 3.8 per share, of which NT$ 1.0 per share is from capital reserve, and NT$ 2.8 per share is earnings distribution.

5.	Shareholders approved the amendment to certain articles of the Company’s “Procedures for Acquisition and Disposal of Assets”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: May 16, 2016	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer